EKATI
PANDA UNDERGROUND PROJECT



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BACKGROUND

The Panda Underground Project (PUP) involves the establishment of an underground mine for the Panda kimberlite pipe at the EKATI Diamond Mine. This follows the completion of surface mining at Panda in June 2003 following almost five years of operation since the EKATI Diamond Mine began production in October 1998.

The EKATI Diamond Mine is located approximately 200 km south of the Arctic Circle in the Northwest Territories of Canada. The mine is in the treeless 'barren land' and is accessible only by aircraft throughout the year, and by an ice road for a limited time in late winter. The project construction started in 1996 with first diamond production in October 1998. The first EKATI production came from the Panda open pit, then the Misery satellite operation 30 km away, and most recently the Koala open pit adjacent to the Panda pipe and the main camp / infrastructure.

In January 2002 EKATI commenced the development of the Koala North Underground Project (KNUP), with first production starting in November 2002, thereby establishing Canada's first underground diamond mine. This was used as a test mine to determine what types of equipment, materials and processes worked best in Arctic permafrost underground conditions when mining kimberlite. The KNUP also allowed the EKATI underground mining operations team to establish critical safety systems and a business relationship with a qualified Arctic-experienced underground mining contractor. The KNUP ramp access will be used for the PUP.



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EKATI Diamond Mine
Sable Pit
Exeter Lake
Ursula Lake
Pigeon Pit
Beartooth Pit
Panda Underground
Koala North Underground
Koala Pit
Fox Pit
Lac du Sauvage
Misery Pit
Lac de Gras
CANADA
UNITED STATES
N

GENERAL DESCRIPTION

The PUP is a 2,600 tonnes per day sublevel retreat mine that will deliver approximately 4.6 million tonnes of ore and 4.7 million carats of high value Panda diamonds to the EKATI process plant over a six year production life.

The investment provides for:

- Modification to existing surface facilities that were established for the KNUP, including surface maintenance workshops, offices and a dry/change-house
- Purchase of mobile equipment (drills, loaders, trucks and utility equipment)
- Access to the underground portion of the Panda pipe from the existing Koala North Underground ramp
- Initial development of the Panda underground ramp and production levels
- Establishment of a portal adjacent to the Process Plant and the development of a 3.2 km conveyor ramp to Panda underground
- Supply and installation of a conveying and crushing system
- Establishment of a mine ventilation system, including three large diameter raise bored shafts and a mine air heating system
- Establishment of underground infrastructure, including a dewatering system, maintenance workshop, electrical distribution and communication systems.





CONTRACTING STRATEGY

The project will be managed by a small owners' team consisting of experienced engineering, project management, construction management and operations personnel.

Key contract packages include:

- Suface facilities construction

- Mining equipment supply contracts, including the use of BHP Billiton's global agreements, with delivery of the equipment over the 2004 and 2005 winter roads

- Conveyor supply and installation contracts.

DEVELOPMENT PERIOD AND PROJECT LIFE

The PUP will deliver first production ore in early 2005. Full production of 2,600 tonnes per day is expected in early 2006 following the commissioning of the conveying system. Total production life is six years.

LOCAL EMPLOYMENT

Under the Socio-Economic Agreement with the Government of the Northwest Territories established in October 1996, EKATI has northern and northern aboriginal employment targets of 62% and 31% respectively for the total workforce of employees and

contractors. Through the association with experienced Arctic contractors, we have established a unique underground mine training program that has been succesful during the KNUP and will be developed further during the PUP.

MARKETING

The production of additional Panda diamonds from the underground will support our successful CanadaMark™ and AURIAS™ diamond branding programs by improving the supply of the large, high-quality stones that these programs require.





Panda #3 Raise (FAR)
Panda #2 Raise (RAR)

Panda Pit Outline
Panda Access #4 Raise (Temp. Exhaust)

Koala North Ramp
Koala North Pipe

Koala Access Ramp

Panda Access Ramp

Panda Ramp

Panda Workings

Panda Pipe

Koala North Pipe

Panda Pipe

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The information in this report that relates to Ore Reserves is based on compiled data which was overseen by Paul Harvey, B. Eng (Mining), MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of BHP Billiton Diamonds Inc. Mr. Harvey has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserves". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

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BHP Billiton Investor Relations and Communications

UNITED KINGDOM
Mark Lidiard, Vice President, Investor Relations & Communications
Tel: + 44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: + 44 20 7802 4177 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

AUSTRALIA
Tracey Whitehead, Investor Relations
Tel: + 61 3 9609 4202 Mobile: + 61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: + 61 3 9609 3815 Mobile: + 61 419 152 780
email: Tania.Price@bhpbilliton.com

UNITED STATES
Francis McAllister, Investor & Media Relations
Tel: + 1 713 961 8625 Mobile: + 1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com